UBS Fund Services (USA) LLC

Statement of Financial Condition

December 31, 2015

Assets		
Cash	$	109,163
Prepaid expenses		45,941
Due from affiliates		17,493
FINRA deposits		1,360
Total assets	$	173,957
Liabilities and members' capital		
Liabilities:		
Due to affiliates	$	3,614
Total liabilities		3,614
Members' capital		170,343
Total liabilities and members' capital	$	173,957

See accompanying notes.